File No. 070-10309

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ________________________________________
                               Amendment No. 2 to
                                    Form U-1
                        Application/Declaration Under the
                   Public Utility Holding Company Act of 1935
                    ________________________________________

     Enron Corp.                                   Portland General Electric
     Indicated Enron Corp. subsidiaries              Company
     1221 Lamar, Suite 1600                        121 Salmon Street
     Houston, TX 77010-1221                        Portland, Oregon 97204

                    (Names of companies filing this statement
                  and addresses of principal executive offices)
                    ________________________________________
                                       N/A
                    (Name of top registered holding company)
                    ________________________________________

                                   Enron Corp.
                           Attn.: Corporate Secretary
                             1221 Lamar, Suite 1600
                             Houston, TX 77010-1221

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies
             of any communication in connection with this matter to:

            Robert H. Walls, Jr.                          Markian Melnyk
   Executive Vice President and General                  Sonia C. Mendonca
                Counsel                         LeBoeuf, Lamb, Greene & MacRae,
             David Koogler                                    L.L.P.
Vice President and Assistant General Counsel      1875 Connecticut Avenue NW
               Enron Corp.                           Washington, DC 20009
         1221 Lamar, Suite 1600                    Telephone: (202) 986-8000
         Houston, TX 77010-1221                    Facsimile: (202) 986-8102
        Telephone: (713) 853-6161
        Facsimile: (713) 646-6227

                                TABLE OF CONTENTS

Item 1.   Description of the Proposed Transactions............................2
          A.   Introduction and General Request...............................2
          B.   Enron and its Subsidiaries.....................................2
               1.  Enron......................................................2
               2.  Portland General Electric Company..........................5
                   a.  Introduction...........................................5
                   b.  Portland General is Extensively Insulated from Enron...6
                   c.  Sale or Distribution of Portland General Common Stock..7
               3.  Prisma.....................................................8
          C.   Transactions For Which Relief Is Requested.....................9
               1.  Financing Transactions.....................................9
                   a.  Letters of Credit......................................9
                   b.  Enron Cash Management..................................9
                   c.  Portland General Cash Management Agreements...........10
                   d.  Global Trading Contract and Asset Settlement and Sales
                   Agreements................................................10
                   e.  Portland General Financing............................11
                   f.  Foreign Assets........................................14
                   g.  Legal Analysis........................................16
               2.  The Sale of Non-Utility Companies.........................17
               3.  Dividends Out of Capital or Unearned Surplus..............18
               4.  Simplifying Complex Corporate Structure and Dissolving
                   Existing Subsidiaries.....................................20
               5.  Affiliate Transactions....................................21
               6.  Tax Allocation Agreements.................................25
          D.   Reporting.....................................................27
Item 2.   Fees, Commissions and Expenses.....................................28
Item 3.   Applicable statutory provisions and legal analysis.................28
Item 4.   Regulatory approvals...............................................28
Item 5.   Procedure..........................................................28
Item 6.   Exhibits and Financial Statements..................................28
Item 7.   Information as to Environmental Effects............................29

                           AMENDMENT NO. 2 TO FORM U-1
                             APPLICATION/DECLARATION
              UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

          On April 6, 2005, Enron Corp. filed this Application-Declaration ("Application") in SEC File No. 070-10309. Amendment No. 1 was filed on July 6, 2005. This Amendment No. 2 restates the Application in its entirety, except for exhibits previously filed.

Item 1.   Description of the Proposed Transactions

          A.   Introduction and General Request

          Enron Corp., an Oregon corporation ("Enron"), and a public utility holding company, on its behalf and on behalf of its subsidiaries listed in Exhibit D (collectively "Applicants"), requests an order of the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935 ("Act") authorizing certain financing, non-utility corporate reorganizations, dividends, affiliate sales of goods and services and other transactions described below, until July 31, 2008 to allow Enron and its subsidiaries to continue to operate their businesses. The authorizations requested herein would extend certain financing and other authorizations granted by the Commission in the Omnibus and Supplemental Orders as set forth more fully herein./1 The Applicants' existing authorizations terminate on July 31, 2005. Therefore, Applicants respectfully request that the Commission approve the instant Application before July 31, 2005. Applicants request that the Commission reserve jurisdiction over the transactions proposed in this Application for periods subsequent to July 31, 2006, until the record is supplemented with regard to such transactions. As used in this Application, the term "Authorization Period" refers to the period from the issuance of the Commission's order granting the Application through July 31, 2006.

          B.   Enron and its Subsidiaries

               1.   Enron

          Enron is a public utility holding company within the meaning of the Act by reason of its ownership of all of the outstanding voting securities of Portland General Electric Company ("Portland General"), an Oregon electric public utility company.

          Commencing on December 2, 2001, and periodically thereafter, Enron and certain of its subsidiaries each filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"). One hundred eighty (180) Enron-related entities filed voluntary petitions. Enron and its subsidiaries that filed voluntary petitions are referred to as the "Reorganized Debtors."/2 Portland General, Enron's sole public utility subsidiary


_____________________
/1 Enron Corp., et al., Holding Co. Act Release No. 27809 (March 9, 2004) ("Omnibus Order"), Enron Corp., et al., Holding Co. Act Release No. 27882 (August 6, 2004) ("Supplemental Order ").
/2 As defined under the Plan, the Reorganized Debtors mean the debtors, other than the Portland Debtors, from and after the Effective Date of the Plan. Portland Debtors means Portland General Holdings, Inc. and Portland Transition Company, Inc. As used herein, however, when relief is requested for the Reorganized Debtors, the Portland Debtors shall be deemed included in such request.

company, did not file a voluntary petition under the Bankruptcy Code and is not in bankruptcy. Likewise, many other Enron-affiliated companies that are operating companies have not filed bankruptcy petitions and continue to operate their businesses.

          On March 9, 2004, Enron registered as a holding company under the Act. On that date the Securities and Exchange Commission ("Commission") issued two orders. The Omnibus Order authorized Enron and certain subsidiaries to engage in financing transactions, non-utility corporate reorganizations, the declaration and payment of dividends, affiliate sales of goods and services, and other transactions needed to allow the applicants to continue their businesses through the time leading up to the expected sale of Portland General at which point Enron would deregister under the Act. The second order, referred to as the "Plan Order", authorized the Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the Bankruptcy Code, dated January 9, 2004 ("Fifth Amended Plan") under Section 11(f) of the Act. The Plan Order also constituted a report on the Fifth Amended Plan under Section 11(g) of the Act and authorized the debtors to continue the solicitation of votes of the debtors' creditors/3 for acceptances or rejections of the Fifth Amended Plan./4

          By order, dated July 15, 2004, the Bankruptcy Court confirmed the Supplemental Modified Fifth Amended Joint Plan of Affiliated Debtors Pursuant to Chapter 11 of the United States Bankruptcy Code, dated July 2, 2004 (the "Plan")./5 The Effective Date of the Plan occurred on November 17, 2004. With limited exceptions the Debtors became Reorganized Debtors./6

          As explained in the Plan Order, the Plan does not provide for Enron to survive in the long term as an ongoing entity with any material operating businesses. Enron's role as a Reorganized Debtor is to hold and sell assets and to manage the litigation of the estates pending the final conclusion of the Chapter 11 Cases./7

          On November 17, 2004, the debtors entered into a Common Equity Trust Agreement and a Preferred Equity Trust Agreement with Stephen Forbes Cooper LLC, a New Jersey limited liability company ("SFC")./8 Under the Common Equity Trust Agreement and the Preferred Equity Trust Agreement, SFC acts as a trustee of two trusts formed to hold Enron's Common Stock (the "Common Equity Trust") and four classes of preferred stock (the "Preferred Equity Trust"), respectively, which were issued pursuant to the Plan on its Effective Date. The beneficiaries of these two trusts are the former holders of Enron's Common Stock and four


______________________
/3 Creditors are defined as any person or entity holding a claim against the debtors' estates or, pursuant to section 102(2) of the Bankruptcy Code, against property of the debtors that arose or is deemed to have arisen on or prior to the Petition Date, including, without limitation, a claim against any of the debtors or debtors in possession of a kind specified in section 502(g), 502(h)or 502(i) of the Bankruptcy Code.
/4 Enron Corp., Holding Co. Act Release No. 27810 (March 9, 2004) ("Plan
Order").
/5 The Plan and the Fifth Amended Plan do not differ in any material economic manner. Modifications to the Plan are available at www.elaw4enron.com.
/6 See note 2 supra.
/7 The cases commenced under chapter 11 of the Bankruptcy Code styled In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Jointly Administered, currently pending before the Bankruptcy Court.
/8 SFC has provided management services to the debtors during the course of their bankruptcy. Also, prior to the Effective Date, Stephen Cooper, a member of SFC, has acted as Interim President, Interim Chief Executive Officer and Chief Restructuring Officer of Enron.

classes of preferred stock that were cancelled on the Effective Date pursuant to the Plan. The interests in such trusts are uncertificated, non-voting and non-transferable, except that such interests may be transferred by the laws of descent and distribution. In the highly unlikely event that the value of Enron's assets exceed the amount of its allowed claims under the Plan, Enron will make distributions pursuant to the Plan to the Common Equity Trust and the Preferred Equity Trust based upon the relative rights and preferences of the stock of Enron that such trusts hold, and such trusts will make distributions to the holders of their trust interests. Distributions from the Preferred Equity Trust will be made based upon the relative rights and preferences allocated among its trusts interests. The Common Equity Trust Agreement and the Preferred Equity Trust Agreement do not provide for compensation of SFC as trustee, which compensation is, instead, provided for in the Plan Administration Agreement (defined below).

          Pursuant to the Plan, on November 17, 2004, all of Enron's outstanding stock, including, without limitation, its Common Stock and its Cumulative Second Preferred Convertible Stock, was cancelled with new shares being issued to the Common Equity Trust and the Preferred Equity Trust. Enron continues to believe that its common and preferred stock cancelled upon the effectiveness of the Plan had no value and that stock issued to the trusts also has no value. However, the Plan provides Enron's former stockholders with a contingent right to receive recovery through their interests in the Common Equity Trust or the Preferred Equity Trust, as the case may be, in the very unlikely event that the aggregate value of the Company's assets exceeds the total amount of allowed claims under the Chapter 11 Plan.

          On November 17, 2004 the Reorganized Debtors entered into a Reorganized Debtor Plan Administration Agreement (the "Plan Administration Agreement") with SFC. Pursuant to the Plan Order and the Plan Administration Agreement, SFC was appointed as the Reorganized Debtor Plan Administrator. SFC's duties generally include administering the Reorganized Debtors' estates in accordance with the Plan subject to the review and oversight of Enron's Board of Directors, while having authority to (i) compromise and settle claims and causes of action, and (ii) enter into agreements for the disposition of assets, in each case, falling below certain threshold requirements, without obtaining further specific Board approval. To perform its duties under the Plan Administration Agreement, SFC may utilize a number of Associate Directors of Restructuring selected and approved pursuant to a process set forth therein.

          In addition to acting as the trustee of Enron's Common Equity Trust and Preferred Equity Trust and acting as the Plan Administrator, SFC also serves as Disbursing Agent. As the Disbursing Agent, SFC is directed under the Plan to reserve and hold in escrow for the benefit of each holder of a disputed claim, cash, Plan Securities (such as the common stock of Portland General) and other interests in estate assets in an amount determined by the Plan. These escrows are known as the Disputed Claims Reserves./9 The DCR Overseers (five persons, four of whom were selected in consultation with the Creditors' Committee and one that was selected in consultation with the ENA Examiner), determine how to vote, or whether to sell, the Plan


__________________________
/9 The Disputed Claims Reserves, as more fully defined in the Plan, are trusts/escrows held by the Disbursing Agent for the benefit of each holder of a disputed claim and an allowed claim, consisting of cash, Plan securities, operating trust interests, other trust interests and any dividends, gains or income attributable thereto. The Disbursing Agent, also defined in the Plan, is the agent appointed by the Bankruptcy Court to effectuate distributions pursuant to the Plan.

Securities held by the Disputed Claims Reserves. The Enron Board and the DCR Overseers currently have the same composition.

          On November 17, 2004, Enron and certain of its affiliates consummated the sale of 100% of the equity interests of CrossCountry Energy, LLC ("CrossCountry") to CCE Holdings, LLC, a joint venture of Southern Union Company and GE Commercial Finance Energy Financial Services, an affiliate of the General Electric Corporation. CrossCountry was formed in June 2003 to hold interests in and operate Enron's interstate natural gas pipeline assets, including Enron's interest in Transwestern Pipeline Company, Citrus Corp. and Northern Plains Natural Gas Company. CCE Holdings, LLC paid Enron and its affiliates a net cash purchase price of approximately $2.1 billion.

               2.   Portland General Electric Company

                    a.   Introduction

          Portland General, incorporated in 1930, is a single, integrated electric utility engaged in the generation, purchase, transmission, distribution, and retail sale of electricity in the State of Oregon. Portland General also sells wholesale electric energy to utilities, brokers, and power marketers located throughout the western United States. Portland General's service area is located entirely within Oregon and covers approximately 4,000 square miles. It includes 52 incorporated cities, of which Portland and Salem are the largest. Portland General estimates that at the end of 2004 its service area population was approximately 1.5 million, comprising about 43% of the state's population. As of December 31, 2004, Portland General served approximately 767,000 retail customers. For the 12 months ended December 31, 2004, Portland General and its subsidiaries had operating revenues of $1,454 million and net income of $92 million on a consolidated basis. As of December 31, 2004, Portland General and its subsidiaries had retained earnings of $637 million and assets of $3,403 million on a consolidated basis.

          Portland General has approximately 26,085 miles of electric transmission and distribution lines and owns 1,975 MW of generating capacity. Portland General has long-term power contracts with four hydroelectric projects on the mid-Columbia River, which provide approximately 510 MW of firm capacity as well as long-term power contracts with other counterparties, including Bonneville Power Administration and other Pacific Northwest utilities. Portland General's peak load in 2004 was 3,942 MW, of which approximately 48% was met through short-term purchases. At December 31, 2004, Portland General's total firm resource capacity, including short-term purchase agreements, was approximately 3,941 MW (net of short-term sales agreements of 1,106 MW).

          On July 2, 1997, Portland General Corporation, the former parent of Portland General, merged with Enron, with Enron continuing in existence as the surviving corporation, and Portland General operating as a wholly owned subsidiary of Enron. As of December 31, 2004, Portland General had 2,644 employees. Portland General files annual, quarterly and periodic reports with the Commission under the Securities Exchange Act of 1934. Portland General is regulated by the Oregon Public Utility Commission ("OPUC") with regard to its rates, terms of service, financings, affiliate transactions and other aspects of its business. The company is also regulated by the Federal Energy Regulatory Commission ("FERC") with respect to its activities in the interstate wholesale power markets.

                    b.   Portland General is Extensively Insulated from Enron

          Portland General maintains a separate business from Enron in all material respects by, inter alia, maintaining books and records separate from Enron; maintaining its bank accounts separate from Enron; not commingling its assets with those of Enron; managing cash separately; holding all of its assets in its own name; conducting its own business in its own name; preparing and maintaining separate financial statements; showing its assets and liabilities separate and apart from those of Enron; paying its own liabilities and expenses only out of its own funds; observing all corporate and other organizational formalities; maintaining an arm's length relationship with Enron and entering into transactions with Enron only as permitted by state and federal authorities; paying the salaries of its own employees from its own funds; not guaranteeing or becoming obligated for the debts of Enron; not holding out its credit as available to satisfy the obligations of Enron; using separate stationery, invoices and checks bearing its own name; not pledging its assets for the benefit of Enron; maintaining its own pension plan; holding itself out solely as a separate entity; correcting any known misunderstanding regarding its separate identity; not identifying itself as a division of Enron; and maintaining adequate capital in light of its contemplated business operations. Notwithstanding the foregoing, as described in Portland General's Annual Report on Form 10-K, Portland General may have some liabilities as a consequence of being a member of the Enron group.

          In an effort to preserve Portland General's credit rating,/10 a bankruptcy remote structure for Portland General was created that requires the affirmative vote of an independent shareholder who holds a share of limited voting junior preferred stock of Portland General before Portland General can be placed into bankruptcy unilaterally by Enron, except in certain carefully prescribed circumstances in which the reason for the bankruptcy is to implement a transaction pursuant to which all of Portland General's debt will be paid or assumed without impairment.

          In addition, a number of restrictions were put in place with the approval of the OPUC at the time of Enron's merger with Portland General Corporation. Among other things, Portland General may not make any equity distribution to Enron that would cause Portland General's equity capital to fall below forty-eight percent (48%) of Portland General's total capital without OPUC approval./11 This obligation is set forth as condition 6 of the stipulation attached as Appendix A and made part of OPUC Order No. 97-196 (the "Enron Merger Order") issued in docket UM 814, the Matter of the Application of Enron Corp. for an Order Authorizing the Exercise of Influence over Portland General Electric Company.


_____________________________
/10 Portland General's ratings are discussed in Item 1.C.1.e below.
/11 To help the OPUC monitor Portland General's capital structure, condition 9 to the Enron Merger Order requires Enron to disclose to the OPUC on a timely basis (as defined in the condition) its intent to transfer more than five percent of Portland General's retained earnings over a six-month period (60 days before beginning the transfer), its intent to declare a special cash dividend from Portland General (30 days before the declaration), and its most recent quarterly common stock cash dividend payment (30 days after the declaration). Although Portland General has not paid cash dividends to Enron since the second quarter of 2001, Portland General may declare and pay a dividend to Enron before the end of 2005.

           In addition, Portland General may issue stocks, bonds, notes, or other evidences of indebtedness only with the prior approval of the OPUC and can use the proceeds only for the purpose specified in the OPUC order authorizing the issue. Issuance of short-term indebtedness (less than one year) does not require OPUC approval. However, OPUC approval is required for Portland General to enter into an agreement under which securities are issued for less than one year if the agreement itself has a maturity of more than one year. Under ORS 757.480, Portland General must obtain prior OPUC approval to sell, lease, assign, or otherwise dispose of property worth over $100,000 that is "necessary or useful in the performance of its duties;" mortgage or otherwise encumber any necessary or useful property; or "merge or consolidate any of its lines, plants, system or other property." Prior OPUC approval is also necessary to dispose of or encumber "any franchise, permit or right to maintain and operate (...) or perform any service as" a public utility. ORS 757.480(1). Absent that required approval, the transaction is void. ORS 757.480(3).

                    c.   Sale or Distribution of Portland General Common Stock

          Enron entered into an agreement to sell the common stock of Portland General to Oregon Electric Utility Company, LLC ("Oregon Electric"), an entity financially backed by investment funds managed by the Texas Pacific Group, a private equity investment firm./12 The transaction was valued at approximately $2.35 billion, including the assumption of debt. On March 10, 2005, the OPUC denied Oregon Electric's application for authorization to acquire the common stock of Portland General. On April 6, 2005, Oregon Electric and Enron terminated the stock purchase agreement. Accordingly, the sale of Portland General to Oregon Electric will not proceed. Enron plans to amend its application in SEC File No. 70-10239 to seek authorization to issue Portland General common stock as provided under the Plan.

          Pursuant to the Plan, Enron may continue to attempt to sell Portland General. Alternatively, Enron may cause Portland General to issue new Portland General shares to creditors pursuant to the Plan. The issuance will not take place until a sufficient amount of Enron's General Unsecured Claims have been resolved such that at least 30% of the Portland General common stock may be issued, and any requisite consents have been obtained.

          Portland General currently has 42,758,877 shares of common stock, par value of $3.75 per share, all of which are held by Enron. Upon satisfaction of certain conditions contained in the Plan, the existing Portland General common stock held by Enron will be cancelled and new Portland General common stock will be issued. The shares of Portland General to be issued will have no par value, of which 80,000,000 shares shall be authorized and of which 62,500,000 shares shall be issued under the Plan. The preferred stock of Portland General will remain outstanding. At the time of the initial issuance, at least 30% of the new Portland General common stock will be issued to the holders of certain allowed claims, and the shares of Portland General common stock that are not initially issued will be transferred to the Disbursing Agent. Under the Plan, the Disbursing Agent is deemed to hold all property to be distributed under the Plan in trust for the persons entitled to receive the same. The Disbursing Agent will not hold an economic interest in the property and distributions made by the Disbursing Agent shall be made at the direction of the Plan Administrator.


__________________
/12 Enron Corp. Press Release dated November 18, 2003.

          The Plan Administrator will facilitate the resolution of claims and litigation, calculate and assist the Disbursing Agent in implementing all distributions in accordance with the Plan, and conduct administrative matters such as causing the filing of tax returns. As previously noted, the Plan Administrator's actions are subject to the review of the Enron Board and, in some cases, Board approval is required for transactions exceeding certain dollar thresholds./13

          Although the Disbursing Agent is the record holder of the Portland General common stock held in the Disputed Claims Reserves, the voting of such shares is reserved to the DCR Overseers. The Plan Administrator, with the responsibility for managing and administering the affairs of the Reorganized Debtors, will provide the DCR Overseers with advice and recommendations regarding the exercise of the DCR Overseers' shareholder rights.

               3.   Prisma

          Prisma Energy International Inc. ("Prisma") is a foreign utility company ("FUCO")./14 Prisma is a Cayman Islands limited liability company that was organized on June 24, 2003 for the purpose of acquiring the Prisma assets consisting principally of non-U.S. electric and gas utility businesses and related intercompany loans and contractual rights. Enron and its affiliates have contributed the Prisma assets to Prisma in exchange for shares of Prisma Common Stock commensurate with the value of the Prisma assets contributed./15

          Prisma is engaged in the generation and distribution of electricity, the transportation and distribution of natural gas and liquefied petroleum gas, and the processing of natural gas liquids. Prisma owns interests in businesses that:

          o Include over 9,600 miles of natural gas transmission and distribution pipelines;

          o Include over 56,000 miles of electric transmission and distribution lines;

          o    Include over 2,100 MW of electric generating capacity;

          o    Serve 6.5 million LPG, gas, and electricity customers;

          o    Are located in 14 countries; and

          o    Employ over 7,900 people.


_________________________
/13 The Reorganized Debtor Plan Administration Agreement provides that the
"Plan Administrator shall report to, and follow, as if it were an officer of each of the Reorganized Debtors, the direction, guidance and oversight of the Board of Directors of Reorganized [Enron]."
/14 See Notification of Foreign Utility Company Status filed on March 9, 2004 in SEC File No. 073-00063.
/15 Prisma and Enron and its affiliates have entered into certain ancillary agreements, which include a Transition Services Agreement, a tax matters agreement ("Prisma Tax Matters Agreement") and a license agreement ("Prisma Cross License Agreement"). The employees of Enron and its affiliates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court, Enron and its affiliates entered into four separate Transition Services Agreements pursuant to which such employees will continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its affiliates. The ancillary agreements, together with the Prisma Contribution and Separation Agreement, govern the relationship between Prisma and Enron and its affiliates subsequent to the contribution of the Prisma Assets, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party.

          C.   Transactions For Which Relief Is Requested

               1.   Financing Transactions

          Applicants describe below proposed financing transactions that require Commission authorization under the Act. The Applicants hereby request authorization for these types of transactions during the Authorization Period. In particular, Applicants request, as described herein, authorization for intrasystem extensions of credit, cash management arrangements among Enron group companies other than Portland General, and for the issuance of debt by Portland General. For the most part, the authorizations requested herein merely extend, during the Authorization Period, the authorizations granted by the Commission in the Omnibus and Supplemental Orders. In addition, the Applicants seek authorization to report any debt issued under Rule 52 on the Rule 24 report for the corresponding quarter in lieu of filing a form U-6B-2.

                    a.   Letters of Credit

          Under the Omnibus Order, as amended by the Supplemental Order, Enron extended or replaced the letters of credit that were outstanding under its Second Amended DIP Credit Agreement with a new agreement with Wachovia Bank National Association. Under this agreement, Enron and certain other Reorganized Debtors were authorized to issue letters of credit on a secured basis, in an amount not to exceed $25 million, in order to replace the existing letters of credit outstanding under the Second Amended DIP Credit Agreement. Applicants, other than Portland General, seek authorization to replace or extend such letters of credit and to enter into one or more new letter of credit agreements for the issuance of letters of credit in an aggregate amount of up to $25 million, as necessary, during the Authorization Period.

          The replacement letters of credit would be cash collateralized and would not be guaranteed by any subsidiaries of Enron, including Portland General. To the extent that a letter of credit is issued on behalf of an Enron subsidiary, such subsidiary would post the cash collateral. The reimbursement obligations in connection with the letters of credit would not be secured by a pledge of Portland General stock under the facilities authorized herein. In addition, no letters of credit would be issued on behalf of Portland General. The authorization requested herein is substantially the same authorization granted by the Commission in the Supplemental Order.

                    b.   Enron Cash Management

          Following the Effective Date and consistent with the Plan, Applicants have managed cash on a centralized basis to facilitate implementation of the Plan. In the normal course of operations and as approved by the Amended Cash Management Order issued by the Bankruptcy Court,/16 Enron and its subsidiaries have an active cash management system and overhead cost allocations that result in significant intercompany transactions recorded as intercompany payables, receivables and debt. With respect to activity in which one party is a Reorganized


________________
/16 The Amended order Authorizing Continued Use of Existing Bank Accounts, Cash Management System, Checks and Business Forms, and Granting Inter-Company Superprioity Claims, Pursuant to 11 U.S.C. ss.ss. 361, 363(e), 362 and 507(b), as Adequate Protection (Docket #1666).

Debtor, an interest rate equal to one month LIBOR plus 250 basis points is charged on outstanding balances. With respect to activity between non-debtors, no interest is charged.

          Applicants seek Commission authorization for associate companies, other than Portland General, to continue to borrow and lend funds during the Authorization Period under these terms. Portland General is not a lender to Enron or any other Enron group company and will not make loans under the authorization requested herein.

          As the Commission found in the Omnibus Order, such loans are necessary and appropriate in the public interest and the interest of investors and consumers to further the efficient administration of the Plan. Such loans do not raise the concerns of "milking" associate companies of necessary capital that
Section 12(a) of the Act was intended to prevent. There is every expectation that these loans will be repaid in full./17 Except as noted below, Portland General does not seek authorization herein to lend to Enron or any other Enron group company. The authorization requested herein merely extends during the Authorization Period the authorization granted by the Commission in the Omnibus Order.

                    c.   Portland General Cash Management Agreements

          Portland General has entered into agreements with its wholly-owned subsidiaries for cash management. The cash management agreements, like typical money pools, permit the efficient use of cash resources. Under the agreements, Portland General periodically transfers from the bank accounts of each subsidiary any cash held in the subsidiary's bank account. If the subsidiary has cash needs in excess of any amount remaining in the account, upon request, Portland General transfers the required amount into the subsidiary's bank account. Portland General does not pay interest on the amounts transferred from a subsidiary's account unless the closing balance of the amount transferred at the end of any month exceeds $500,000. Any interest paid is at an annual rate of three percent (3%) and is retained by Portland General until returned to the subsidiary to meet its cash needs. All administrative expenses are borne by Portland General. Portland General seeks authorization to continue to perform under such cash management agreements. This proposal restates the relief granted by the Commission in the Omnibus Order.

                    d. Global Trading Contract and Asset Settlement and Sales Agreements

          Certain settlement agreements and asset sales entered into by Enron and its subsidiaries may involve extensions of credit among associate companies subject to Section 12(b) of the Act and Rule 45(a). Enron's subsidiaries were extensively engaged in retail and/or wholesale trading in various commodities including, but not limited to, energy, natural gas, paper pulp, oil and currencies. Subsequent to the bankruptcy filings, these companies now are engaged in settling these contracts with unaffiliated counterparties. The settlement agreements often take the form of global contract or asset settlements whereby several Enron subsidiaries seek to settle numerous retail or wholesale trading and related contracts or claims to assets with a group of


_____________________
/17 The cash management arrangements for which Enron seeks authorization herein permit the efficient use of the cash resources of the Enron group, without any adverse effect on Portland General. The Commission has authorized other cash management arrangements that permit the efficient use of cash resources, such as money pools, as a matter of course. See, e.g., NiSource Inc. et al., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

related counterparties. Settlements of energy trading contracts entered into by Portland General are not addressed in this section. In addition, asset or stock sale agreements may be entered into between Enron and/or its subsidiaries and unaffiliated counterparties. The settlements and sales may involve extensions of credit among associate companies, guaranties and indemnifications. Some of the claims resolved in these settlements are in-the-money to the settling Enron companies (i.e., money is owed to the settling Enron companies). Other claims (which will be resolved through the claims process and result in distributions after the approval of the Plan) are out-of-the money (i.e., money is owed by the settling Enron companies to the settling counterparty companies). Under a settlement agreement, or asset or stock sale agreement, the value associated with a group of contracts or claims may be netted into a single aggregate payment to be paid to or by the appropriate Reorganized Debtor(s) to resolve all claims between the settling Enron companies and the settling counterparty companies. Although undefined at the time of the settlement, each settling company presumably has some right to a portion of the settlement proceeds or a liability for a portion of the settlement payment, so, arguably, collecting or paying the funds centrally would create a form of an intercompany extension of credit. Applicants seek to continue to execute settlement agreements and asset or stock sale agreements in this fashion, as it is the most efficient manner of resolving numerous complex claims and converting them to cash. It would be much less efficient for the creditors to first litigate the allocation of claims among the numerous Enron subsidiaries and then to negotiate individually with counterparties to settle these claims individually. Any settlement or sale proceeds or costs aggregated as a result of a settlement will be allocated among the Enron companies pursuant to the Plan. This proposal restates the relief granted by the Commission in the Omnibus Order.

                    e.   Portland General Financing

          Portland General is subject to the jurisdiction of the OPUC with respect to the issuances and sales of securities with maturities of one year or longer. OPUC approval also is required for Portland General to enter into an agreement under which securities are issued for less than one year if the agreement itself has a maturity of more than one year. The issuance of securities by Portland General to finance the utility's business with a maturity of one year or longer would be conducted pursuant to the authorization of the OPUC and in reliance on the exemption provided by Rule 52(a) under the Act. Portland General seeks authorization herein to issue unsecured debt with a maturity of less than one year ("Short-term Debt"). Such securities are not required to be authorized by the OPUC and the exemption provided by Rule 52(a), therefore, would not be applicable.

          Portland General requests authorization to issue Short-term Debt in the form of bank or other institutional borrowings, bid notes, commercial paper or as otherwise necessary to fund short-term capital requirements. All issuances of Short-term Debt during the Authorization Period would not exceed $600 million in aggregate principal amount outstanding at any one time.

           Portland General's issuances of Short-term Debt would be generally in the form of, but not limited to, borrowings from banks and other institutions, commercial paper and bid notes or as otherwise may be necessary to replace, extend, rearrange, modify or supplement the facilities described above. Portland General may sell commercial paper, from time to time, in established U.S., Canadian or European commercial paper markets. Such commercial paper would be sold through agents at the discount rate or the coupon rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the agents placing the commercial paper for Portland General will offer such paper at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. Institutional investors are expected to include commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities and finance companies.

          Portland General also may establish bank lines of credit, directly or indirectly through one or more financing subsidiaries. Loans under these lines will have maturities of less than one year from the date of each borrowing. Alternatively, if the notional maturity of short-term debt is greater than 364 days, the debt security will include put options at appropriate points in time to cause the security to be accounted for as a current liability under U.S. generally accepted accounting principles. Portland General also proposes to engage in other types of short-term financing generally available to borrowers with comparable credit ratings and credit profile, as it may deem appropriate in light of its needs and market conditions at the time of issuance, provided that any such issuance of short-term debt complies with the financing parameters included herein. This proposal substantially restates the relief granted by the Commission in the Omnibus Order.

          Portland General had two revolving credit facilities with a group of commercial banks totaling $150 million, consisting of a $50 million 364-day facility which expired on May 23, 2005 and a $100 million three-year facility. Portland General entered into a new unsecured five-year $400 million revolving credit agreement to replace the 364-day facility and the three-year facility. The facility allows Portland General to issue letters of credit, in addition to borrowings, totaling up to the full amount of the facility, and contains a "term out" option that allows Portland General to extend the final maturity of the facility prior to its initial and each subsequent expiration date for up to an additional year. The new credit facility was approved by the OPUC. Portland General requests authorization to borrow or issue letters of credit in the aggregate amount up to $400 million under the new facility. Such borrowings or issuances of letters of credit would count against the $600 million limit on Short-term Debt issued by Portland General stated above.

          As of December 31, 2004, Portland General had 58.2% common stock equity as a percentage of total capitalization./18 Portland General's secured and unsecured debt ratings are presently investment grade from Moody's Investors Service ("Moody's"), Standard and Poor's ("S&P") and Fitch Ratings ("Fitch"). Portland General's credit ratings as of March 31, 2005 are as follows:

          ----------------------- -------------- -------------- ------------
                                  Moody's        S&P            Fitch
          ----------------------- -------------- -------------- ------------
          First Mortgage Bonds    Baa2           BBB+           A-
          ----------------------- -------------- -------------- ------------
          Senior Unsecured Debt   Baa3           BBB            BBB+
          ----------------------- -------------- -------------- ------------
          Preferred Stock         Ba2            BBB-           -
          ----------------------- -------------- -------------- ------------
          Commercial Paper        Prime-3        A-2            F-2
          ----------------------- -------------- -------------- ------------


______________________
/18 For purposes of this measure, capitalization is defined as the sum of common stock equity, preferred stock, and long and short-term debt.

          ----------------------- -------------- -------------- ------------
          Outlook                 Developing     Developing     Stable
          ----------------------- -------------- -------------- ------------

          Portland General proposes to use funds raised under the authorization requested herein for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of Portland General, (ii) financing the working capital requirements of Portland General, (iii) funding future investments in subsidiary companies, and (iv) repaying, redeeming, refunding or purchasing any securities issued by Portland General. Portland General also may issue letters of credit to provide credit support for trading contracts and other uses, but would not use any financing authorized herein for businesses other than those conducted by Portland General and its subsidiaries. Portland General is restricted, without prior OPUC approval, from making dividend distributions to Enron that would reduce Portland General's common equity capital below 48% of total capitalization (excluding short-term borrowings).

Financing Parameters

          The following general terms will be applicable, as appropriate, to the proposed financing activities by Portland General.

Effective Cost of Money

          The effective cost of capital on Short-term Debt issued by Portland General under the authorization requested herein will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality. In no event will the effective cost of capital on any Short-term Debt exceed 300 basis points over the London Interbank Offered Rate for maturities of less than one year.

Issuance Expenses

           The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of Short-term Debt will not exceed competitive market rates available at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will such fees and commissions exceed 6% of the principal or total amount of the securities being issued. No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission, payable to the dealer, not to exceed one-eighth of one percent per annum in respect of commercial paper sold through the dealer as principal.

Common Equity Ratio

          Portland General represents that it will maintain a common equity ratio of at least thirty percent of its consolidated capitalization/19 as reflected in its most recent Form 10-K or Form 10-Q filed with the Commission.


Investment Grade Ratings

          With respect to the securities issuance authority proposed in this application: (a) Enron or Portland General will notify the Commission of the occurrence of a Ratings Event/20 (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation) within four business days after the occurrence of such event; and (b) within 30 days after the occurrence of a Ratings Event, Enron will submit a post-effective amendment to the Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for Portland General to issue the securities for which authorization has been requested in this application.

                    f.   Foreign Assets

          Enron's foreign pipeline, gas and electricity distribution and power generation assets typically have FUCO status or exempt wholesale generator ("EWG") status at the project level. Many of the foreign assets have been transferred into Prisma which also is a FUCO. As noted above, the shares of Prisma may be issued to creditors in connection with the Plan or Prisma may be sold and the proceeds will then be distributed to creditors.

          Some Enron group companies, however, are related to the business of Prisma, but may not qualify for FUCO status because they may not directly or indirectly own or operate foreign utility assets. Such companies may, for example, have loans outstanding to a FUCO or a subsidiary of a FUCO. In other cases, such as settlements or asset reorganizations, the securities of a FUCO may be acquired by Enron group companies. Accordingly, Enron and its subsidiaries that are not FUCOs or subsidiaries thereof, excluding Portland General, request authorization under Section 33(c) and Rule 53(c) thereunder, to issue new securities for the purpose of financing FUCOs and to acquire FUCO securities in connection with financings, settlements and reorganizations. Such authorization would be limited to an aggregate amount of $100 million in new FUCO investments during the Authorization Period./21 Authorization to restructure (e.g., to amend the terms of existing financings) or refinance existing FUCO investments would not be


__________________
/19 Consolidated capitalization is defined to include, where applicable, all common-stock equity (comprised of common stock, additional paid-in capital, retained earnings, treasury stock and/or other comprehensive income or loss), preferred stock, preferred securities, equity-linked securities, long-term debt, short-term debt, current maturities and/or minority interests.
/20 A "Ratings Event" will occur if, during the Authorization Period, (i) any security issued by Portland General upon original issuance, if rated, is rated below investment grade; or (ii) any outstanding security of Portland General that is rated is downgraded below investment grade. For purposes of this provision, a security will be deemed to be rated "investment grade" if it is rated investment grade by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of rule 15c3-1 under the 1934 Act.
/21 As of June 30, 2005, no new investments in existing FUCOs had been made.

limited./22 In addition, investments made by Prisma and its direct and indirect subsidiaries in foreign energy-related businesses that are not supported by an Enron guarantee would be exempt under Section 33 and not subject to the limit stated above. Such investments may be made from time-to-time to improve the value of the assets held by Prisma and to acquire the interests of unaffiliated partners in certain foreign utility projects in order to simplify the ownership of such projects.

          FUCO financings would be conducted principally to maintain and preserve the value of the foreign assets in the bankruptcy estate and not to develop significant new projects. The proposed FUCO investments, financings and reorganizations would not adversely affect Enron's financial condition and would be entered into consistent with the Plan, as necessary to support the FUCO businesses pending their disposition under the Plan. Portland General will not provide any financing or guarantees in connection with the FUCO-related transactions proposed herein.

          Under Rule 53(c), an applicant, such as Enron, that is unable to satisfy the requirements of paragraphs (a) and (b) of Rule 53,/23 must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an EWG, or the guarantee of a security of an EWG:

            (1) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

            (2) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

          The Commission has typically applied the standards of Rule 53(c) to the financing of FUCOs in much the same manner as it is applied to EWGs. The proposed FUCO financing will not have a substantial adverse impact on the financial integrity of the Enron group. The purpose of the proposed financings is not for Enron to invest significant additional sums in FUCOs, but to support existing FUCO projects to maximize their value for the Reorganized Debtors' estate and to restructure existing financing arrangements as necessary to tailor each financing to the financial condition of the underlying assets. Existing unsound financing of FUCOs that cannot be supported by the cash flow of underlying assets will be novated or restructured as appropriate and consistent with maximizing the value of the estate./24 The relief requested should be granted because it will provide the flexibility to maintain important assets in the Enron group.

          The proposed FUCO financing also will not have an adverse impact on Portland General or its customers or on the ability of state commissions to protect such subsidiary or


_________________
/22 As an example of the type of existing FUCO investment that Applicants may need to restructure, Enron's subsidiary Elektro (a Brazilian electricity distribution company) has been capitalized, in large part, by loans that run through another Enron subsidiary, Enron Development Funding Ltd. These loans must be restructured for regulatory reasons, to reduce foreign exchange volatility and to free up significant cash available at Elektro for distribution. These intercompany loans are sizeable and exceed $400 million in principal amount.
/23 The lack of reliable historical financial information makes an attempt to accurately quantify Enron's "aggregate investment" in FUCOs, within the meaning of Rule 53(a), impracticable.
/24 See, e.g., Allegheny Energy, Inc., et al., Holding Co. Act Release No. 27797 (Feb. 3, 2004).

customers. Portland General will not contribute any portion of the funding for the FUCO investments. Portland General is managed and operated in a substantially autonomous manner. It has an investment grade credit rating, its own credit facility and it has a substantial level of equity in its capital structure. Portland General also has adequate financial resources to support its capital expenditures and operating budget. This proposal restates the relief granted by the Commission in the Omnibus Order.

                    g.   Legal Analysis

          Under Section 6 of the Act, a registered holding company needs to satisfy the criteria of Section 7 of the Act before the Commission will authorize the issuance of any securities./25 Section 7(c)(1) provides that the SEC shall not authorize the issuance or sale of a security unless such security is either (i) a common stock having a par value and voting rights at least equal to any outstanding security of the company or (ii) a secured bond meeting the criteria specified in the statute. Under Section 7(c)(2) (A), a security may be authorized to be issued or sold solely for the purpose of refunding, extending, exchanging, or discharging an outstanding security of the declarant and/or a predecessor company thereof or for the purpose effecting a merger, consolidation, or other reorganization.

          The Commission typically authorizes financings of registered holding companies subject to certain general parameters regarding cost of capital, maturity, issuance expenses, common equity ratio and investment grade ratings. The Applicants propose to make such financing parameters applicable to Portland General, as described above. With respect to financings proposed herein that do not involve Portland General, the unique circumstances of such financing arrangements do not lend themselves to such general parameters. For example, the letters of credit discussed herein are not typically made subject to traditional financing parameters.

          The financing for which authorization is requested herein would be issued for the purpose of consolidating and restructuring the Enron group of companies and maintaining Enron's operating businesses pending their divestiture under the Plan. Accordingly, these transactions are for necessary and urgent corporate purposes. The Reorganized Debtors continue to have limited alternative sources of financing. With respect to non-debtors, it would be disruptive to their businesses to require them to restructure their existing financing arrangements solely because of their status as a subsidiary of a registered holding company. Finally, the securities to be issued by Portland General would be issued for the purpose of financing Portland General's business as a public utility company.

          In addition, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, Rule 54 requires that the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if the requirements of Rule 53 (a), (b) and (c) are satisfied. Such


_____________________
/25 Because "security" is very broadly defined, virtually any issuance of any equity, debt or agreement to pay or guarantee indebtedness or other obligations could be characterized as the issuance and sale of a security for which Commission approval would be required unless a specific exemption is available.

requirements are not satisfied in this case because of Enron's insolvency. Nevertheless, the Commission should grant the authorization requested herein because it relates to financings that are necessary to support the ongoing business operations of Enron and its subsidiaries. In the Omnibus Order the Commission found that:

           [A]pplying typical financial integrity conditions to a holding company that is in bankruptcy - and indeed registered during the course of the bankruptcy proceeding - makes little sense. We therefore believe that it is more appropriate to review requests [that relate to Enron and its subsidiaries' abilities to continue financing themselves during the authorization period] with the goals of permitting Enron to maximize the value of its estate and not disrupting the bankruptcy proceeding, as long as granting these requests does not unduly harm any interests protected under the Act.

          Pursuant to the Plan, approved by the Commission in the Plan Order, Enron will liquidate all of its assets, and, over time, will distribute, or cause the distribution of, the value of all of its assets (including its interest in EWGs and FUCOs) to or for the benefit of creditors. Distributions will be in the form of cash from asset dispositions and litigation recoveries and Plan Securities in the form of Prisma and Portland General common stock, unless such companies are sold and cash is distributed in place of the Plan Securities. The Commission's Omnibus Order authorized limited investment in FUCOs to support existing FUCO projects as necessary to maximize their value for the debtors' estates. Under such circumstances, when the proposed financings are intended to be used to support ongoing business operations consistent with a Commission-approved chapter 11 plan, it is appropriate that the Commission grant the requested authorization. This proposal restates the relief granted by the Commission in the Omnibus Order.

               2.   The Sale of Non-Utility Companies

          The Reorganized Debtors, non-debtor associates, and certain other related companies have completed a number of significant asset sales as part of the process of simplifying the Enron group and assembling assets for eventual distribution to creditors. These asset sales have been completed by numerous Reorganized Debtors, non-debtor associates, and other related companies, and the sale proceeds have, in certain instances, been used to repay indebtedness or other claims, and may be further subjected to a variety of claims from related and unrelated parties.

          In most cases, the sale transactions are for all cash consideration. Cash sales of non-utility businesses do not require Commission authorization. Some sales, however, may involve the acquisition of a security from the purchaser or the company being sold. A security would be accepted only when the transaction could not otherwise be negotiated for all cash consideration. For example, a purchaser may insist on an escrow of part of the sales proceeds to cover claims that may arise post-sale under an indemnification agreement. To give the seller a secured interest in the escrow, the purchaser would issue a note to the seller in the amount of the escrow with a right to set off amounts due under the note for allowed claims under the indemnification agreement. For the most part, the Reorganized Debtors would seek to convert securities into cash. Any security not converted into cash by the time the assets of the estates are distributed to creditors would reside in the Remaining Assets Trust,/26 and creditors would receive an interest in that liquidating trust.

          Indemnifications and guarantees by and between companies in the Enron group also may be part of the sale of non-utility assets, non-utility securities or settlements on claims with third parties. In the case of sales to third parties, Enron would seek to limit indemnifications to no more than the amount of the sale proceeds received by the seller. Applicants request indemnification and guarantee authority to provide them with the flexibility to manage the process of selling the assets of the estates in a manner that would maximize their value./27

          The acquisition of securities and the indemnification or other extension of credit among affiliates generally requires SEC authorization under Sections 9, 10 and 12(b) of the Act and Rule 45(a) thereunder. Applicants seek authorization for transactions involving the acquisition of securities, indemnifications and guarantees described above as they would occur in the context of the sale of any Enron group company/28 (except Portland General) if such sale is in the ordinary course of business of a reorganized debtor and in furtherance of the Plan. The acquisition of securities in such circumstances is appropriate in the ordinary course of business of a company liquidating assets under a chapter 11 plan within the meaning of Section 9(c)(3) of the Act.

          The transactions proposed herein would not involve indemnifications or guarantees made by Portland General and would not have an adverse impact on that company. This proposal restates the relief granted by the Commission in the Omnibus Order.

               3.   Dividends Out of Capital or Unearned Surplus

          The Act restricts the declaration and payment of dividends out of capital or unearned surplus. The Act also restricts the acquisition, retirement and redemption of securities by an issuer when the security is acquired, retired or redeemed from an associated or affiliated entity. In this section, Applicants request general relief from the dividend and acquisition, retirement and redemption restrictions under Section 12(c) of the Act and the rules thereunder as necessary to continue the administration of the Plan. The relief requested also would apply to partnership


_________________
/26 As defined more completely under the Plan, the Remaining Assets Trust is one or more entities formed on or after the Confirmation Date (i.e., July 15, 2004) for the benefit of holders of certain allowed claims to hold assets of the Reorganized Debtors other than cash, certain litigation trust claims, Plan securities and certain other claims and causes of action.
/27 In Xcel Energy, Inc., the Commission authorized cross-indemnification "solely to facilitate the divesture of NRG and to preserve the responsibility for these costs that NRG bears as a subsidiary of Xcel." Holding Co. Act Release No. 27736 (Oct. 10, 2003). Considering "the substance of [the] transaction over its form," and finding that the reciprocal agreements did not involve a proposal to borrow or to receive "any extension of credit or indemnity," the Commission allowed the proposal. In the present proposal, Applicants similarly request cross-indemnification merely to "untangle the network of obligations and exposure to which [the estates are] subject" and thus facilitate the sale of assets in an efficient manner. Id. See also, The Southern Company, et al., Holding Co. Act Release No. 27303 (Dec. 15, 2000) and The Southern Company, et al., Holding Co. Act Release No. 27698 (July 18, 2003).
/28 In addition, litigation with respect to claims may result in an Enron group company receiving the securities of a party to the litigation as a settlement or a judgment. Applicants request authorization to acquire securities in this context also, where the litigation is in the ordinary course of business of a Reorganized Debtor.

distributions to the extent they are from capital and subject to the restrictions under the Act. The proposed relief is necessary to reorganize and reallocate value in the Enron group that will ultimately be distributed to creditors. The relief requested herein would not apply to any transaction involving Portland General.

          Dividends out of capital may be paid by a company in dissolution, or to transfer the proceeds of a financing or asset sale to a parent company, or to wind up a company's affairs, through periodic and liquidating distributions. The Commission generally grants registered holding company non-utility subsidiaries authorization to pay dividends out of capital or unearned surplus where to do so would not violate applicable corporate law and any financing covenants to which the payor is subject./29 The Applicants seek an exception from the dividend restrictions under the Act as applied to all non-utility subsidiaries in the Enron group subject to the conditions noted above. The Applicants represent that they will pay dividends and distributions in accordance with applicable law and will comply with the terms of any agreements that restrict the amount and timing of distribution to investors.

          Applicants will not declare or pay dividends out of capital or unearned surplus unless Applicant: (a) has received excess cash as a result of the sale of some or all of its assets, (b) has engaged in restructuring or reorganization, and/or (c) is returning capital to an associate company.

          The Commission has previously approved the payment of dividends out of capital or unearned surplus by registered holding companies when the payment would not impair the subsidiary's ability to meet its obligations and the subsidiary's assets would be sufficient to meet any anticipated expenses or liabilities. See Entergy Corp., Holding Co. Act Release No. 26534 (June 18,
1996); Northeast Utilities, Holding Co. Act Release No. 27529 (May 16, 2002); Excel Energy, Holding Co. Act Release No. 27597 (November 7, 2002). Because the purpose of Rule 46 is to protect utility operating companies, and not diversified non-utility enterprises, the Commission has extended authority for non-utility energy companies to pay dividends from unearned surplus. Energy East Corp., HCAR No. 27228 (September 12, 2001); Exelon Corporation, HCAR No. 27266 (November 2, 2000); The Southern Company, HCAR No. 26543 (July 17, 1996). See also Eastern Utilities Associates, HCAR No. 25330 (July 13, 1991) (finding that the legislative history of Section 12 demonstrates that it was intended to protect utility operating companies); S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.)/30 In addition, in extending authority to non-utility subsidiaries to pay dividends from unearned surplus, the Commission did not restrict their ability to issue securities to the public. The Southern Company, HCAR No. 26543, supra, at fn 2. See also HCAR No.


______________________
/29 See NiSource, Inc., Holding Co. Act Release Nos. 27789 (December 30, 2003); Cinergy Corp., Holding Co. Act Release No. 27779 (December 22, 2003); Progress Energy, Inc., Holding Co. Act Release No. 27728 (September 29, 2003).
/30 The Commission's authorizations to non-utility energy subsidiaries to pay dividends from unearned surplus in accordance with state law have not discriminated with regard to form of organization. See, e.g., Exelon Corporation, HCAR No. 27256 (October 19, 2000) (enumeration in Appendix "A" of non-utility subsidiaries, including partnerships, retained by Exelon), and Exelon Corporation, HCAR No. 27266 (November 2, 2000) (authorization for non-utility subsidiaries to pay dividends from unearned surplus).

26826 (February 20, 1998) (adopting release of Rule 52(b) finding non-utility subsidiary financing unlikely to present the abuses the Act is intended to address)

          Section 12(c) of the Act restricts the acquisition, retirement or redemption of the securities of a registered holding company or subsidiary by the issuer of such securities, in contravention of the rules, regulations or orders of the Commission. Although the Rule 42 exempts certain acquisitions from non-affiliates, transactions with affiliates would continue to require Commission authorization. To permit the Enron group companies to transfer value among the companies in the Enron group as necessary to sell assets or to transfer the proceeds of such sales from subsidiaries to parent companies, Applicants request authorization for the Enron group companies, other than Portland General, to acquire, retire and redeem securities that they have issued./31

          This proposal restates the relief granted by the Commission in the Omnibus Order.

               4. Simplifying Complex Corporate Structure and Dissolving Existing Subsidiaries

          Enron continues to restructure many of its subsidiaries in conjunction with administering the Plan. Enron also is liquidating or divesting approximately 1,000 surplus legal entities and businesses in which it no longer intends to engage. Eventually, substantially all of the Reorganized Debtors, including Enron, will be liquidated or divested. As previously noted herein, settling claims relating to financing structures and liquidating businesses often involves the redemption or retirement of securities and distributions in liquidation that may involve actual or deemed returns of capital. Reorganizing complex structures may involve the creation of new holding companies and liquidating or other trusts formed for the benefit of the Reorganized Debtors' estates and their creditors. In the context of restructuring assets and entities, Enron group companies may receive distributions or other returns of capital and may make capital contributions, share exchanges, guaranties, indemnifications, and other transactions to move companies, assets and liabilities within the Enron group as necessary to implement a less complex and more sound corporate structure and as necessary to implement settlements with third parties or to resolve or recover claims./32 Contracts may be assigned from one subsidiary to another Enron group company or a third party. The assignment of contracts that have value among Enron group companies could be viewed as a dividend or capital contribution. These corporate simplification transactions rationalize Enron's business operations into more coherently organized groups of related properties and contracts. The simplification transactions also play a


______________________
/31 Portland General had 219,727 shares of its 7.75% Series Cumulative
Preferred Stock (no par value) outstanding as of December 31, 2004. The preferred stock is mandatorily redeemable and is classified as long-term debt in accordance with SFAS No. 150. The preferred stock is redeemable by operation of a sinking fund that requires the annual redemption of 15,000 shares at $100 per share beginning in 2002, with all remaining shares to be redeemed by sinking fund in 2007. At its option, Portland General may redeem, through the sinking fund, an additional 15,000 shares each year. Open market share purchases can be applied towards the annual redemption requirement. In 2004, Portland General redeemed 30,000 shares, consisting of 15,000 shares for the annual sinking fund requirement and 15,000 additional shares acquired at its option. Should Portland General exercise its right to redeem any of its preferred stock, it would rely on the exemption under Rule 42 for the acquisition of stock from unaffiliated entities.
/32 For example, a Reorganized Debtor with no cash, but a valuable claim against a third party, may borrow from an associate company (other than Portland General) to fund litigation to resolve or recover a claim.

valuable role in reducing costs for the Enron estate associated with accounting, tax filings and liabilities, and management expenses.

          Portland General is assisting in the sale of the subsidiaries of PGH II, Inc. ("PGH II"), a non-utility Enron subsidiary and, in the case of the sale of substantially all of the assets of such subsidiary, in the winding up and dissolution of the subsidiary. PGH II is a holding company with subsidiaries engaged in telecommunications, district heating and cooling, and real estate infrastructure development and construction. PGH II and its subsidiaries have been managed historically by Portland General. With the exception of the transactions related to these sales, Portland General and its subsidiaries would not be involved in any of the proposed reorganization and simplification transactions.

          Applicants seek Commission authorization to restructure, rationalize and simplify or dissolve, as necessary, all of their non-utility businesses and to implement settlements (which may involve transactions as described above regarding substantially all of their remaining direct and indirect assets) as necessary to simplify and restructure their businesses in furtherance of the Plan. As previously requested in Item 1.C.3, Applicants seek authorization to acquire, redeem and retire securities and to pay dividends out of capital and unearned surplus provided that such transactions are consistent with applicable corporate or partnership law and any applicable financing covenants. Applicants also seek authorization to form, merge, reincorporate, dissolve, liquidate or otherwise extinguish companies. Any newly formed entity would engage only in businesses that the Enron group continues to engage in throughout the administration of the Plan. Further, Applicants seek authorization to restructure, forgive or capitalize loans and other obligations and to change the terms of outstanding non-utility company securities held by other Enron group companies for the purpose of facilitating settlements with creditors, simplifying the business of the group and maximizing the value of the Reorganized Debtors' estates./33

          This proposal restates the relief granted by the Commission in the Omnibus Order.

               5.   Affiliate Transactions

          Applicants request authorization to engage in certain affiliate transactions described herein.

          Portland General has entered into a master service agreement ("MSA") with certain affiliates, including Enron. The MSA allows Portland General to provide affiliates with the following general types of services: printing and copying, mail services, purchasing, computer hardware and software support, human


_____________________
/33 The Commission has on several occasions granted authorization to registered holding companies to organize new nonutility holding company subsidiaries, redeem and retire the securities of nonutility companies and to pay dividends out of the capital and unearned surplus of nonutility subsidiaries when such payments do not violate applicable corporate law in the state where such companies are organized or the terms of applicable financing covenants. See Ameren Corp., Holding Co. Act Release No. 27053 (July 23, 1999); FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003); see also NiSource, Inc., Holding Co. Act Release No. 27789, supra note 37.

resources support, library services, tax and legal services, accounting services, business analysis, product development, finance and treasury support, and construction and engineering services. The MSA also allows Enron to provide Portland General with the following services: executive oversight, general governance, financial services, human resource support, legal services, governmental affairs service, and public relations and marketing services. Portland General would provide services to affiliates at cost under the MSA and affiliate services provided to Portland General also would be priced at cost. If cost based pricing of particular services provided under the MSA would conflict with the affiliate transaction pricing rules of the OPUC, Portland General and Enron would refrain from providing or requesting such services, unless they have first obtained specific authorization from the OPUC to use cost based pricing for such services.

          During 2004 Enron provided certain employee health and welfare benefits, 401(k) retirement savings plan, and insurance coverages to Portland General under the MSA that were directly charged to Portland General based upon Enron's cost for those benefits and coverages. In 2004, Enron passed through to Portland General approximately $25 million for medical/dental benefits and retirement savings plan matching and $3 million for insurance coverage.

          Beginning on January 1, 2005, administration of the medical/dental benefit and retirement savings plan was returned to Portland General from Enron. As a result, Enron no longer passes through costs to Portland General for these services. However, Enron has continued to incur costs related to the resolution of issues associated with the bankruptcy and litigation with regard to certain of the employee benefit plans. Enron bills Portland General for a portion of these costs.

          Portland General provides certain administrative services to Enron's subsidiary Portland General Holdings, Inc. ("PGH") and its subsidiaries under the MSA that are allocated or directly charged to PGH and its subsidiaries based upon the cost for those services. The cost of these services for the year 2004 in the aggregate was approximately $1 million.

          The non-utility subsidiaries in the Enron group also are engaged in providing services to one another. Prisma, Enron and certain associate companies have entered into ancillary agreements, including Transition Services Agreements,/34 a tax matters agreement, and a Cross License Agreement./35 The employees of Enron and its associates who have been supervising and managing the Prisma Assets since December 2001, became employees of a subsidiary of Prisma effective on or about July 31, 2003. In connection therewith, as approved by the Bankruptcy Court,/36 Enron and its associates entered into four separate Transition Services Agreements pursuant to which such employees continue to supervise and manage the Prisma Assets and other international assets and interests owned or operated by Enron and its associates. These ancillary agreements, together with the Prisma Contribution and Separation Agreement,/37


_______________________
/34 As described in Enron's annual report on Form U5S, Item 8, SEC File No. 030-00363, submitted on May 2, 2005.
/35 The Cross License Agreement between Enron and Prisma permits each entity to continue to use certain intellectual property such as computer software necessary to operate and maintain systems after the separation of Prisma from the Enron group.
/36 Docket No. 11915, In re Enron Corp., et al., Chapter 11 Case No. 01-16034
(AJG), July 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.); Docket No. 13710, In re Enron Corp., et al., Chapter 11 Case No. 01-16034 (AJG), Oct. 24, 2003 (U.S. Bankruptcy Court, S.D.N.Y.).
/37 On August 31, 2004, Enron, certain of its debtor affiliates and Prisma executed a Contribution and Separation Agreement which provided for the contribution of certain assets to Prisma in exchange for Prisma shares. The form of the Contribution and Separation Agreement had been previously approved by the Bankruptcy Court. The contributed assets included equity interests in international energy infrastructure projects, inter-company receivables relating to these assets and infrastructure (telephones, computers, video conferencing equipment, etc.) in use by govern the relationship between Prisma and Enron, provide for the performance of certain interim services, and define other rights and obligations until the distribution of shares of capital stock of Prisma pursuant to the Plan or the sale of the stock to a third party.

          Section 13(a) generally restricts the provision of services or sales of goods by a registered holding company to a public utility or mutual service company. As a registered holding company, Enron is generally prohibited from providing services to Portland General for a charge. Section 13(b) restricts a subsidiary of a registered holding company from providing services or selling goods to an associate company in contravention of rules designed to ensure that such contracts are performed economically and efficiently for the benefit of such associate company at cost, fairly and equitably allocated among such companies. Both Sections 13(a) and 13(b) provide, however, that such general restrictions shall not apply to transactions that involve special or unusual circumstances or that are not in the ordinary course of business, when such exemption is consistent with the public interest or the protection of investors or consumers.

          The relief requested herein is in the context of the gradual dissolution of the Enron group and the separation of Portland General and Prisma from Enron. To the extent that the transactions among associate companies contemplated herein involve Portland General, such transactions will be priced at cost and therefore there will be no detriment to Portland General's consumers. However, to the extent that such transactions involve other subsidiaries of Enron, that are being sold or liquidated, it is neither practical nor necessary to require the restructuring of existing contracts. As discussed here, Portland General common stock or the proceeds of the sale of such stock will be distributed to creditors pursuant to the Plan. Enron will thereafter de-register under the Act. The Commission has previously granted exemptions from Section 13 of the Act on a temporary basis where, as here, there is no detriment to the protected interests under the Act./38 In addition, the Commission routinely grants exemptions from Section 13 of the Act when there is no detriment to utility consumers. For example, the Commission authorizes non-utility subsidiaries to provide services and sell goods to other non-utility subsidiaries at fair market prices in any case in which the non-utility subsidiary purchasing these goods or services is:

          o A FUCO or foreign EWG which derives no part of its income, directly or indirectly, from the generation, transmission, or distribution of electric energy for sale within the United States;

          o An EWG which sells electricity at market-based rates which have been approved by the FERC, provided that the purchaser is not a utility subsidiary;

          o A "qualifying facility" ("QF") within the meaning of the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity exclusively (a) at rates negotiated at arms' length to one or more industrial or commercial


______________________________________________________________________________
Prisma at the time of the execution of the agreement and required by Prisma to effectively own and manage the assets.
/38 See, e.g., AGL Resources, Inc. et al., Holding Co. Act Release No. 27243 (Oct. 5, 2000) (In which the Commission granted a temporary exemption for AGL Resources to continue to provide services and sell goods to AGL system companies pending the implementation and transition to a services company as the principal provider of services to the AGL system.)

               customers purchasing the electricity for their own use and not for resale, and/or (b) to an electric utility company (other than a utility subsidiary) at the purchaser's "avoided cost" as determined in accordance with PURPA regulations;

          o A domestic EWG or QF that sells electricity at rates based upon its cost of service, as approved by FERC or any state public utility commission having jurisdiction, provided that the purchaser is not a utility subsidiary; or

          o A rule 58 subsidiary or any other non-utility subsidiary that (a) is partially owned by a holding company, provided that the ultimate purchaser of such goods or services is not a utility subsidiary of such holding company or a mutual services company,
               (b) is engaged solely in the business of developing, owning, operating and/or providing services or goods to non-utility subsidiaries described immediately above, or (c) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a public utility company operating within the United States./39

          Transactions involving the sale of goods and services among associate companies in a registered holding company system, although typically priced at not more than cost, may be priced on another basis if each company is neither a utility, a holding company, nor a company engaged in the business of selling goods or services to associate companies./40 Most transactions among Enron group companies do not involve a public utility since Portland General, the group's sole public utility, purchases a very limited assortment of services from Enron as described above. Transactions involving Enron, a holding company, and other nonutility Enron group companies are more numerous. Rule 90(a)(1) restricts Enron from providing services or selling goods to associate public utility companies or a company engaged in the business of providing services or selling goods to an associated public utility company./41 Enron seeks an exception from this rule under Section 13(a) through the Authorization Period, based on the special or unusual circumstances of its bankruptcy. These services are currently provided by Enron to Portland General at cost. In the case of insurance services Portland General is currently unable to procure those services on better terms, and in the case of employee benefit services the costs are related to resolving issues involving plans in which Portland General participated, so these services are clearly of benefit to Portland General. Moreover, because Portland General is to be sold, or distributed to creditors, the relief requested is temporary.

          Applicants, other than Enron, that are providing goods and services at terms other than cost to associate companies, other than Portland General, also seek an exemption under Section 13(b) from the at cost rules under the Act through the Authorization Period to the extent that Rule 91(d) does not exempt such transactions. These transactions are in the ordinary course of business and would not involve Portland General. For all these reasons and to avoid incurring the cost and experiencing the disruption associated with establishing a new service company, an exemption from Section 13(b) is justified for all service transactions conducted among Enron group companies consistent with the ordinary course of business. This proposal restates the relief granted by the Commission in the Omnibus Order.


__________________________
/39 See e.g., Energy East Corporation, Holding Co. Act Release No. 27228 (Sep. 12, 2000).
/40 Rule 90(d).
/41 Enron provides services to non-utility associated companies that are not public utilities or mutual service companies. Pursuant to section 13(a) of the Act, these services are not subject to the jurisdiction of the Commission.

               6.   Tax Allocation Agreements

          The Omnibus Order authorized Enron to enter into an agreement with Portland General for the payment and allocation of tax liabilities on a consolidated group basis. Enron entered into such an agreement whereby Portland General is responsible for the amount of income tax that Portland General would have paid on a "stand alone" basis, and Enron is obligated to make payments to Portland General as compensation for the use of Portland General's losses and/or credits to the extent that such losses and/or credits have reduced the consolidated income tax liability./42 Under the agreement, Enron is responsible for, among other things, the preparation and filing of all required consolidated returns on behalf of Portland General and its subsidiaries, making elections and adopting accounting methods, filing claims for refunds or credits and managing audits and other administrative proceedings conducted by the taxing authorities. Enron and Portland General will continue to be parties to this tax sharing agreement, or a new agreement on similar terms, until Enron and Portland General no longer file consolidated tax returns. It is intended that Enron and Portland General will file consolidated tax returns until Enron no longer owns 80% of the capital stock of Portland General. The consolidated tax filing agreement does not technically comply with Rule 45(c) under the Act because Enron shares in the tax savings from the consolidation ratably with Portland General. In particular, to the extent Enron's losses or tax credits reduce the consolidated tax liability, Enron would retain the resulting tax savings. Enron and Portland General seek authorization to continue to perform under such agreement or a new agreement under similar terms. Under such agreement, the consolidated tax liability for each taxable period would be allocated to Enron, Portland General and its subsidiaries in proportion to the corporate taxable income of each company, provided that the tax apportioned to any company shall not exceed the separate return tax of such company.

          Enron also has entered into a tax matters agreement with Prisma. The Prisma tax matters agreement is not an agreement to file a consolidated tax return or to share a consolidated tax liability within the meaning of Rule 45(c), but rather it is an agreement for Enron to prepare and file all required returns that relate to Prisma and its subsidiaries and for Prisma to cooperate therewith. In addition, Prisma agrees to make dividend distributions to its shareholders in certain minimum amounts (to the extent of available cash) for so long as Enron or any affiliate or the Disputed Claims Reserve is required to include amounts in income for federal income tax purposes in respect of the ownership of Prisma shares. The Enron-Prisma tax matters agreement is Exhibit I hereto.

          The tax agreements described in this section are necessary to use the net operating losses, tax credits and other tax benefits held by the Reorganized Debtors and their subsidiaries to the fullest benefit of the creditors. Consolidated tax filing allows the Reorganized Debtors to reduce the net tax paid to the Internal Revenue Service without adversely affecting the consumers of Enron's public utility subsidiary, Portland General. Under the tax allocation agreement with Portland General, Portland General would pay no more than its tax liability as calculated on a separate basis, as if it were a stand-alone entity. The separate return limitation included in the Portland General tax allocation agreement assures that consumers are not harmed,


_______________________
/42 See Exhibit H. It is contemplated that the existing tax allocation agreement with Portland General may be amended to provide that Enron would pay Portland General for certain Oregon state tax credits generated by Portland General but not used on the consolidated Oregon tax return. Enron and Portland General also seek authorization to amend the Portland General tax allocation agreement accordingly.

while permitting the creditors of the Reorganized Debtors' estates to benefit and, accordingly, is consistent with the Act's objective of protecting the interests of investors, consumers and the general public interest. Notably, the OPUC rejected a petition by the Utility Reform Project seeking that an investigation be opened into Portland General's income tax payments since 1997. In its decision, the OPUC incorporated by reference a report of its staff which report noted that:


             in a rate proceeding PGE's rates are set based on its own revenues, costs and rate base for a given test year. Income taxes are calculated using PGE's net operating income. The tax effects of Enron's other operations are ignored for purposes of setting rates. This is consistent with standard rate making principles.

             Calculating PGE's costs, including income taxes, for ratemaking on a stand-alone basis protects PGE's customers from the financial difficulties experienced by Enron's other subsidiaries. When the Commission approved Enron's acquisition of PGE, it had the option of incorporating the effects of Enron's non-utility operations in PGE's rates or treating PGE as a stand-alone entity. Consistent with long-standing OPUC policy, the Commission chose the latter approach. In adopting the stipulation in Docket UM 814, the Commission created a wall between PGE's operations and Enron's other subsidiaries. As stated by Order No. 97-196: "These conditions and commitments provide important measures and requirements, beyond those provided by the Commission's statutory authority and existing rules, to protect PGE's customers, competitors, and the public generally."

          The staff report also stated that, if PGE's rates were set in a manner that captured some of Enron's tax losses, PGE's rates would also have needed to reflect the expenses that created those savings and customers would be worse off./43

          The value of Enron's tax losses and credits are assets of the bankruptcy estate and it is appropriate that Enron retain these assets for the benefit of the creditors of the estate. The tax losses that Enron and its subsidiaries other than Portland General have incurred resulted from losses incurred indirectly by Enron's investors. Thus, it is appropriate that Enron's creditors should receive the economic benefit of the associated losses. To allocate the benefit of such losses to other Enron group companies, in some cases to non-Debtor companies, would transfer the benefit to a different group of creditors and, perhaps the customers of Portland General. This is not the appropriate result where the subsidiary did not bear the burden associated with the expense that led to the loss or tax credit.

          A change in the allocation of the value of Enron's tax losses and credits also would upset the global compromise reached between the Reorganized Debtors and creditors which is


___________________
/43 In the Matter of Utility Reform Project, Public Utility Commission of Oregon, Order No. 03-214 (April 10, 2003), Appendix A, p. 2 (footnote omitted).

described in more detail in Enron's application for authorization of the Plan and other relief (SEC File No. 70-10199). The compromise was intended to (a) maximize the value of the Reorganized Debtors' estates to creditors, (b) resolve issues regarding substantive consolidation and other inter-estate and inter-creditor disputes, and (c) facilitate an orderly and efficient distribution of value to creditors. The manner in which Enron's tax losses and credits are proposed to be utilized represents significant value to the Enron estate which would be unavailable if the technical provisions of Rule 45(c), requiring the distribution of that value to Enron's subsidiaries, were followed. A result other than what is proposed also may require a reevaluation of intercompany claims. The relief requested herein is, therefore, necessary to effect the Plan and the compromises reached therein, and appropriately balances the protected interests under the Act. This proposal restates the relief granted by the Commission in the Omnibus Order.

     D.   Reporting

          Applicants propose to continue to file with the Commission a report under Rule 24 within 60 days of the end of each calendar quarter that would provide the following information. This report would replace the Rule 24 reports currently submitted under the Omnibus and Supplemental Orders. The first Rule 24 report including these reporting requirements (rather than those required under the Omnibus and Supplemental Orders) would be the report due at the end of the quarter in which the Commission's order granting this application is issued.

          o With respect to any short-term debt securities issued by Portland General, or letters of credit guaranteed, Applicants will disclose the principal or face amount of the security or letter of credit guaranteed, the interest rate and the maturity date.

          o With respect to (i) the cash management arrangements and loans between Enron and its subsidiaries (excluding Portland General), and (ii) the cash management arrangements between Portland General and its subsidiaries, the Applicants will disclose the principal, interest rate, the maturity date and the name of the lending company for transactions during the respective quarter.

          o Applicants will report any debt issued under Rule 52 on the Rule 24 report for the corresponding quarter in lieu of filing a form U-6B-2.

          o Applicants will disclose asset sales, where the consideration received was $25,000 or more, and the sale of any subsidiary company or other entity in the Enron group that has been completed within the respective quarterly reporting period. Such disclosure will include the name of the entity or a description of the assets sold and the aggregate consideration received for such sale.

          o Applicants will summarize the corporate restructuring, simplification, dissolution and liquidation transactions that have been conducted during the respective quarter.

          o Applicants will disclose the types of services and goods sold by Enron to Portland General and by Portland General to Enron during the respective quarter. Such disclosure would include a description of services or goods transactions by category with amounts expended for each category.

          o For the quarterly period that includes any filing of a consolidated tax return involving both Enron and Portland General, Applicants will disclose Portland General's separate return tax for the period concerned in the consolidated tax return and the amount of its tax payment to Enron for the same period. In addition, Applicants will disclose the aggregate amount of losses, credits or other tax attributes contributed by Enron to the consolidated tax return and the value received by Enron for such tax attributes as a result of the allocation method specified in the consolidated tax filing agreement.

Item 2.   Fees, Commissions and Expenses

          The fees, commission and expenses paid or incurred, or to be paid or incurred by the Applicants in connection with the preparation and filing of this Application are expected to be approximately $20,000.

Item 3.   Applicable statutory provisions and legal analysis

          Sections 6(a), 7, 9(a), 10, 12, 13 of the 1935 Act and Rules 42-46,
52-53, 54, 80-87, 90-91 are considered applicable to the proposed transactions.

Item 4.   Regulatory approvals

          No state or federal regulatory agency, other than this Commission, has jurisdiction over the transactions for which authority is requested herein

Item 5.   Procedure

          Applicants respectfully request the Commission to issue and publish forthwith the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify the minimum period allowed for the submission of comments. It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed for approval of the Application. The Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

Exhibits:

Exhibit A         Opinion of counsel.
Exhibit B         Past tense opinion of counsel (to be filed by amendment).
Exhibit C         Form of notice (previously filed).
Exhibit D         List of Enron Corp. subsidiaries as of December 31, 2004
                  incorporated by
                  reference to Item 1 (Exhibit F, Schedule 1
                  A) of the Annual Report on Form U5S filed by Enron on May
                  2, 2005, SEC File No. 030-00363 (as amended by Exhibit E,
                  reflecting subsidiaries that have been dissolved or sold
                  since December 31, 2004).
Exhibit E         Enron subsidiaries that have been dissolved or sold since
                  December 31, 2004, as of May 24, 2005 (previously filed).
Exhibit F         Fifth Amended Joint Plan of Affiliated Debtors Pursuant
                  to Chapter 11 of the United States Bankruptcy Code dated
                  January 9, 2004, incorporated by reference to Exhibit 2.1
                  of the Enron Corp. Current Report on Form 8-K dated January
                  9, 2004 (filed January 12, 2004, SEC File No. 001-13159).
Exhibit G         Disclosure Statement for Fifth Amended Joint Plan of
                  Affiliated Debtors Pursuant to Chapter 11 of the United
                  States Bankruptcy Code dated January 9, 2004, incorporated by reference to Exhibit 2.2 of the Enron Corp. Current
                  Report on Form 8-K dated January 9, 2004 (filed January 12,
                  2004, SEC File No. 001-13159).

Exhibit H         Enron - Portland General tax allocation agreement,
                  incorporated by reference to Exhibit D(1) to the Annual
                  Report on Form U5S filed by Enron on May 2, 2005, SEC File
                  No. 030-00363.
Exhibit I         Enron - Prisma tax matters agreement, incorporated by
                  reference to Exhibit D(2) to the Annual Report on Form U5S filed by Enron on May 2, 2005, SEC File No. 030-00363.

Item 7.   Information as to Environmental Effects

          None of the matters that are the subject of this Application involve a "major federal action" nor do they "significantly affect the quality of human development" as those terms are used in section 102 (2)(c) of the National Environmental Policy Act. The matters that are the subject of this Application will not result in changes in the operation of Enron or its subsidiaries or affiliates that will have an impact on the environment. Enron is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction.

                                    SIGNATURE


           Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amended Application to be signed on their behalf by the undersigned officers thereunto duly authorized.

Date: July 28, 2005

                                ENRON CORP. on its behalf and on behalf of its subsidiaries listed on Exhibit D.

                                By:  /s/ Robert H. Walls, Jr.
                                     ------------------------
                                Name:    Robert H. Walls, Jr.
                                Title:   Executive Vice President and
                                General Counsel

                                  EXHIBIT LIST

Exhibit A            Opinion of counsel.